Exhibit 99.9

NICE Named a Leader in Everest Group’s Task Mining Products PEAK Matrix

NICE NEVA Discover scored high on both ‘Vision and Capability’ as well as the ‘Market Impact’ axis in leading analyst's Task Mining Products Assessment

Hoboken, N.J., October 19, 2023 – NICE (Nasdaq: NICE) today announced that NEVA Discover, its process analytics and task mining offering, has been recognized as a ‘Leader’ in Everest Group's Task Mining Products PEAK Matrix® Assessment 2023 out of 19 task mining providers evaluated. NEVA Discover utilizes its rich desktop data collection and desktop analytics to pinpoint areas for employee improvement and optimize performance. Leaders were recognized for strong growth momentum in the task mining market and the ability to continue to differentiate by offering innovative features.

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NEVA Discover offers a scientific approach to scaling task mining capabilities, allowing CX organizations to take employees’ performances to a new level and ground business decisions on rich processes and interaction data. Utilizing NEVA Discover’s desktop analytics, organizations can drive employee performance improvements by developing and engaging employees with proactive, personalized coaching using actionable data. The report noted that NEVA Discover “helps users to discover best practices by combining the captured data with additional metrics, such as interaction data, employee data, and interaction outcomes, leveraging the power of the CXone Platform.” The report also noted that clients appreciated NEVA Discover’s ease of use as well as key areas of strength including the power of its task discovery and handling capabilities as well as quick adaptation to the product.

“NICE has reinforced its position as a Leader on Everest Group’s Task Mining Products PEAK Matrix® 2023, underpinned by its strong vision, depth and breadth of product functionalities, focus on product support, and integration with its automation capabilities,” said Amardeep Modi, Vice President at Everest Group. “Discovery capabilities, ease of maintenance, and data security are some of the key strengths indicated by its clients.”

Barry Cooper, President, CX Division, NICE, said, “We are pleased to be recognized as a Leader in this assessment, demonstrating NICE’s excellence in Task Mining. As CX organizations continue to struggle with employee retention, NICE’s NEVA Discover enables organizations to provide objective, targeted coaching to empower employees and make them even more effective.  With our ongoing investments in Enlighten AI, NICE will continue its momentum as a market leader in Task Mining.”

This recognition adds to NICE’s past accomplishments in this space. NICE was recognized as a ‘Leader’ in Everest Group's Task Mining Products PEAK Matrix® Assessment 2022. NICE was also named a ‘Leader’ in Everest Group’s Robotic Process Automation (RPA) PEAK Matrix Assessment 2022.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.